Exhibit 21

Subsidiaries of Henry County Plywood Corporation

Name of Subsidiary	Jurisdiction of Organization	% Owned

Organic Region Group Limited	BVI	100%
HK Organic Region Limited	Hong Kong	100%
Fuji Sunrise International Enterprises Limited	BVI	100%
Southern International Develop Limited	BVI	100%
Zhuhai Organic Region Modern Agriculture Ltd	PRC	100%
Guangzhou Organic Region Agriculture Ltd.	PRC	100%